mm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10035888

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-67064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARRIS INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 WEST MONROE, 14TH. FLOOR
(No. and Street)

CHICAGO, (City) ILLINOIS (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS EPISCOPIO (212) 702-1985
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP.
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 02 2010
Washington, DC
107

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, DOUGLAS EPISCOPIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARRIS INVESTOR SERVICES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIETTA K BOTTERO
NOTARY PUBLIC, State of New York
No. 31-4644432
Qualified in New York County
Commission Expires November 30, 2013

Notary Public

Signature

DOUGLAS EPISCOPIO, CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HARRIS INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Harris Bankcorp, Inc.)

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harris Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Harris Investor Services, Inc. (the Company), a wholly owned subsidiary of Harris Bankcorp, Inc. as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition is referred to above present fairly, in all material respects, the financial position of Harris Investor Services, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2010

HARRIS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Harris Bankcorp, Inc.)

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	1,326,353
Securities purchased under agreements to resell		2,025,000
Receivable from clearing broker-dealer, net		383,939
Financial instruments owned, at fair value		39,808,388
Accounts receivable		117,578
Income tax receivable		4,569,476
Deferred tax assets, net		267,124
Prepaid expenses		265,042
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $29,416		380,229
Other assets		37,608
Total assets	$	49,180,737
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	169,789
Accrued compensation and related benefits		1,213,210
Accounts payable and accrued expenses		61,464
Total liabilities		1,444,463
Stockholder's equity:		47,736,274
Total liabilities and stockholder's equity	$	49,180,737

See accompanying notes to statement of financial condition.

HARRIS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Harris Bankcorp, Inc.)

Notes to Financial Statements

December 31, 2009

(1) Organization and Description of Business

Harris Investor Services, Inc. (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the New York Stock Exchange Group, Inc. (NYSE) and National Association of Securities Dealers, Inc. (NASD). The Company is wholly owned subsidiary of Harris Bankcorp, Inc. (The Parent), which is a wholly owned subsidiary of Harris Financial Corp. (HFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through Harris N.A. (the Bank) branch locations. Pursuant to a clearing agreement between the Company and its clearing broker, all securities transactions are cleared on a fully disclosed basis through Pershing LLC (Pershing), a wholly owned subsidiary of the Bank on New York Company, Inc. Under the agreement, Pershing provides the Company with certain back office support and clearing services.

On January 4, 2007, the Parent completed the acquisition of First National Bank & Trust (FNBT), a 32-branch community bank with locations in Indiana. Included in this acquisition was FNBT's subsidiary broker-dealer company, First National Investments, Inc. (FNI). Pursuant to the terms of a merger agreement, FNI merged with and into the Company, with the Company being the surviving corporation. The merger of the two broker-dealers became effective December 20, 2007. The combination was recorded using historical carrying values for FNI as recognized by the Parent. The 2007 statement of financial condition and statement of operations included the financial results of both companies combined since the date of acquisition.

(2) Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in United States dollars. This statement of financial condition is prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of the financial condition, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial condition. Actual results could differ from those estimates.

Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell (reverse repurchase agreements) are treated as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities and are carried at contract amount plus accrued interest. These highly liquid securities have original maturities at the date of purchase of three months or less.

The Company's policy is to take possession of securities purchased (with a market value equal to or greater than the principal amount loaned under resale agreements) under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the event of a default, to liquidate collateral held and to offset receivables and payables with the same counterparty. Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset and excluded from the accompanying statement of financial condition when they meet the criteria for netting as prescribed by U.S. GAAP.

Financial Instruments Owned

Financial instruments owned include auction rate securities (ARS) held in firm-owned accounts at the Company's clearing broker.

During October 2008, the Company entered into a settlement agreement with FINRA, and repurchased $45,307,430 ARS owned by clients at par.

Receivable from Clearing Broker-Dealer

Receivables from clearing broker-dealer consists of a cash deposit of $100,000 and net revenues earned and expenses incurred from customer transactions conducted through the clearing broker of $283,939.

Stockholder's Equity

Stockholder's equity includes a capital contribution of $10,200,000 received from the Parent in 2005. Originally, the Company issued 102 shares of common stock with no par value per share. The fair market value of the stock was equal to the amount contributed by the affiliate.

Per the merger agreement with FNI, the 102 shares of common stock of the Company issued and outstanding immediately prior to the effective date of merger were converted into one issued and outstanding share of common stock, with no par value per share. Additionally, shares of FNI stock were converted into nine one-thousandths (0.009) shares of the Company common stock issued and outstanding.

On September 30, 2008 the Parent made a capital contribution of $10,000,000 to the Company, who in turn issued 165 shares of common stock with a $1 par value.

On November 6, 2008 the Parent made a capital contribution of $36,000,000 to the Company, who in turn issued 617 shares of common stock with a $1 par value.

Income Taxes

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company is a Delaware corporation that is included in the consolidated federal and state tax returns of HFC and its eligible affiliates. Under the terms of a tax-sharing agreement, the Company records provisions for income taxes as if it were a separate company and shall receive payment from or make payment to members of the federal consolidated return based upon its current tax benefit or liability.

In 2009, tax legislation was enacted that would allow the HFC federal consolidated group to elect to carry its 2008 or 2009 federal operating loss back 5 years, with some restrictions in year 5. The HFC consolidated group will elect to carry its 2009 federal operating loss back 5 years and recover federal taxes previously paid for the years 2004 through 2007.

Securities Transactions

Securities transactions, and related revenues and expenses, are recorded on a settlement date basis and, if material, adjustments are made on a trade-date basis. There was a trade date adjustment recorded at December 31, 2009 in the amount of $557,768.

(3) Fair Value

The Company adopted "Fair Value Measurements" and "Determining the Fair Value of Financial Assets When the Market for That Asset Is Not Active" pronouncements effective January 1, 2008. The adoption of these pronouncements did not have a material impact on the financial position of the Company. U.S. GAAP defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

Determination of Fair Value

Auction rate securities (ARS) are long-term securities with interest rates or dividend yields that are reset periodically through an auction process. Although the maturity periods of ARS range from five years to 30 years or more for debt obligations and no stated maturity for closed-end fund preferred shares, auctions provide the primary source of liquidity for ARS investors and typically occur every 7, 14, 28 or 35 days. ARS can become illiquid when an auction fails. ARS auctions fail when the supply of ARS being auctioned exceeds the demand for the securities in that auction. When an ARS auction fails, investors receive a penalty interest rate or dividend until the next auction but are unable to sell their securities at that time.

HIS used a discounted cash flow model to determine ARS fair value. A discounted cash flow model is a present value technique used to determine the fair value at the measurement date by discounting all the expected future cash flows, both principal and interest, over a given time period at an appropriate current market discount rate.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2009:

Description	Total	Level 1	Level 2	Level 3
Auction rate securities	$ 39,808,388	-	-	39,808,388
	$ 39,808,388	**-**	**-**	**39,808,388**

The Company classifies instruments in Level 3 of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the

valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. Thus, the gains and losses presented below include changes in the fair value related to both observable and unobservable inputs.

Other Fair Value Disclosures

Not all financial instruments held by the Company are recorded at fair value on the Statement of Financial Condition. Cash, securities purchased under agreements to resell, receivables from brokers, dealers and clearing organizations and other receivables/payables are recorded at amounts that are approximate fair value due to their high liquid nature and short maturity.

(4) Commitments and Contingencies

The Company leases office space and equipment under non-cancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through September 2010. The minimum required rental payment under the current lease obligation, including taxes and operating expenses, is $544,423.

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2009 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	161,540
Employee benefit plans		89,339
State tax loss carryforward, net of federal		323,531
Other		3,916
Total deferred tax assets		578,326
Valuation allowance		(333,022)
Total tax assets net of valuation allowance		245,304
Tax effect of adjustments related to pension and post retirement benefits recorded through stockholder's equity		21,820
Net deferred tax assets	$	267,124

A valuation allowance of $333,022 exists at December 31, 2009 to offset deferred tax assets related to certain state tax loss carryforwards and the majority of the Company's state deferred tax assets. The valuation allowance decreased $513,637 and is primarily due to the reduction of actual state operating losses. The Company is included in consolidated federal and state income tax returns with its parent. Management believes that the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state tax loss carryforwards, is more likely than not at December 31, 2009.

State tax loss carryforwards at December 31, 2009 of $6,942,361 will expire in varying amounts in the years 2014 through 2029.

At December 31, 2009, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest have been recognized by the Company during 2009.

The Company joins in filing a consolidated Federal income tax return with its parent, Harris Financial Corp. The Internal Revenue Service has initiated an examination of the 2006, 2007 and 2008 consolidated Federal income tax returns. As of December 31, 2009, no significant adjustments have been proposed to the Company's federal tax positions. The Company is no longer subject to federal, state or local tax audits for the years prior to 2006.

(6) Related-Party Transactions

Cash represents $1,326,353 maintained at the Bank, an affiliate of the Company and a wholly owned subsidiary of the Parent. For the year ended December 31, 2009, the Company incurred $33,881 of bank-related service costs.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with an affiliate of the Parent. As of December 31, 2009, securities purchased under agreements to resell amounted to $2,025,000.

The Company may enter into agreements with entities related through common ownership for various support services. For the year ended December 31, 2009, the Company incurred approximately $2,378,037 in net intercompany services expenses. Intercompany services include affiliated provider fees for support services and operating expenses primarily relating to communications and technology. At December 31, 2009, payable to affiliates represents $169,789 for intercompany services. Income tax receivable of $4,569,476 represents a receivable from Parent.

(7) Employee Benefit Plans

The Company is a participating entity in various noncontributory pension plans sponsored by HFC. Most of the employees participating in retirement plans are included in one primary plan ("the Plan"). The Plan's benefit formula is an account-based formula which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the minimum funding requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by HFC (the Medical Plan) which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Medical Plan is self-insured. Participating entities contribute to the cost of coverage based on employees' length of service. Cost sharing with plan participants is accomplished through deductibles, coinsurance, and out-of-pocket limits. Funding for the Medical Plan

largely comes from the general assets of the participating entities supplemented by contributions to a trust fund created under Internal Revenue Code Section 401(h). Effective December 31, 2007, the Medical Plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company recognizes the funded status of its pension and postretirement benefit plans in its Statement of Financial Condition. It recognizes an asset for a plans overfunded status or a liability for a plans underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

(8) Financial Instruments

Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearing agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

Market Risk

The financial instruments owned by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(9) Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company claims exemption from Rule 15c3-3 of the SEC per paragraph (k)(2)(ii) of the Rule on the basis that the broker-dealer does not carry customer accounts. The Company's required net capital is the greater of $100,000 or the amount based on aggregate indebtedness. At December 31, 2009, the Company's net capital of $23,051,464 was in excess of the minimum requirement by $22,951,464.

(10) Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition is issued, and noted no transactions or events that would require recognition or disclosure in the Company's statement of financial condition as of December 31, 2009.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harris Investor Services, Inc.:

In planning and performing our audit of the financial statements of Harris Investor Services, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2010



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harris Investor Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Harris Investor Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with the Company's supporting schedules and trial balance for the nine-month period ended December 31, 2009 noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the Company's related schedules and trial balance supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067064 FINRA DEC
HARRIS INVESTOR SERVICES INC 8*8
311 W MONROE ST 14TH FL
CHICAGO IL 60606-4659

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Louis Picaro (212) 885-4058

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 53,545

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (30,659)

July 27,2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 22,886

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22,886

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARRIS INVESTOR SERVICES, INC
(Name of Corporation, Partnership or other organization)

Douglas Episcopio
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 22nd day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 22,362,695
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	944,563
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 21,418,132
2e. General Assessment @ .0025	$ 53,545

(to page 1 but not less than $150 minimum)